

March 4, 2011

Via U.S. Mail and Facsimile to 011-562-660-2476

Mr. John Paul Fischer
CorpBanca
Rosario Norte 660
Las Condes, Santiago, Chile

> **Re:** **CorpBanca**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 001-32305**

Dear Mr. Fischer:

We have reviewed your response dated February 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F

Models Based on the Analysis of Commercial Borrowers of CH$200 million or More, page 57

1. Based on your response to comment 4b in your letter dated February 28, 2011, it appears you calculate the estimate range of loss for loans classified in Categories C1-D2 based on the probability of default and the loss given default. Please revise future filings to clearly disclose how you estimate the range of loss and how you calculate the probability of default and the loss given default. Please provide us your proposed disclosure.

2. Based on your disclosure on page 60-61, it appears that all commercial loans classified in category C1 or worse are considered impaired and individually evaluated for impairment.

Please reconcile for us how your allowance methodology using estimated ranges of losses calculated using probability of default and loss given default is consistent with the impaired loan methodology disclosed on page F-34 which states that you measure impairment based on the difference between the loans carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

Models Based on the Group Analysis, page 58

3. For all commercial loans less than CH$200 million, all consumer loans and mortgage loans, you disclose that to determine the required allowance you perform a credit analysis to assign each group of loans a risk ranking between 1 and 10. On page 59, you provide a table of the required provisions for commercial loans for each risk ranking.

   a. Please tell us why you do not disclose the required provisions in the table on page 59 for all consumer loans and mortgage loans and/or disclose this information in future filings.

   b. Please revise future filings to clearly explain in detail how you calculate the required provisions for commercial loans less than CH$200 million, all consumer loans and mortgage loans.

You may contact Michael Volley at (202) 551-3437 or me at (202) 551-3494 if you have any questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief